UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

STEPAN COMPANY

(Name of issuer)

COMMON STOCK $1 PAR VALUE

(Title of class of securities)

858586-10-0

(CUSIP number)

DECEMBER 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 858586-10-0
(1)	Names of reporting persons. F. QUINN STEPAN
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 590,212 shares, includes 123,064 shares under options exercisable within 60 days
(6) Shared voting power 114,691
(7) Sole dispositive power 590,212
(8) Shared dispositive power 114,691
(9)	Aggregate amount beneficially owned by each reporting person 1,391,089 shares, includes shares held by spouse, and self and spouse as trustee under the trusts for the benefit of children
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 13.8%
(12)	Type of reporting person (see instructions) IN

Item 1.

Item	1(a)	Name of issuer:

Stepan Company

Item	1(b)	Address of issuer’s principal executive offices:

22 West Frontage Road Northfield, Illinois 60093

Item 2.

	2(a)	Name of person filing:

See Item 1 of cover page

	2(b)	Address or principal business office or, if none, residence:

Stepan Company 22 West Frontage Road Northfield, IL 60093

	2(c)	Citizenship:

See Item 4 of cover page

	2(d)	Title of class of securities:

Common Stock, $1 Par Value

	2(e)	CUSIP No.:

858586-10-0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	a.	☐ Broker or dealer registered under Section 15 of the Act;

	b.	☐ Bank as defined in Section 3(a)(6) of the Act;

	c.	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	j.	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	k.	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	a.	Amount beneficially owned:

See Item 9 of cover page

	b.	Percent of class:

See Item 11 of cover page

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote

See Item 5 of cover page

		ii.	Shared power to vote or to direct the vote

See Item 6 of cover page

		iii.	Sole power to dispose or to direct the disposition of

See Item 7 of cover page

		iv.	Shared power to dispose or to direct the disposition of

See Item 8 of cover page

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Of the shares reported herein, F. Quinn Stepan and Paul H. Stepan, as the general partners of Stepan Venture I, an Illinois limited partnership, which in turn is the sole general partner of Stepan Venture II, an Illinois limited partnership, have over 114,691 of the issuer’s common shares owned by Stepan Venture II.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2011

Signature /s/ F. Quinn Stepan

Name/Title F. Quinn Stepan, Chairman